

By Electronic Mail

December 13, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: TrimTabs ETF Trust
        Issuer CIK: 0001604813
        Issuer File Number: 333-198603/811-22995
        Form Type: 8-A12B
        Filing Date: December 13, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Donoghue Forlines Yield Enhanced Real Asset ETF (DFRA)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Senior Analyst, Listing Qualifications